Exhibit 21.1

The SCO Group, Inc. Listing of Subsidiaries

Subsidiary	Location	Ownership Interest

SCO Operations, Inc.	United States	Wholly owned
SCO Global, Inc.	United States	Wholly owned
SCO Software (UK) Ltd.	United Kingdom	Wholly owned
SCO Japan, Ltd.	Japan	Wholly owned
SCO Canada, Inc.	Canada	Wholly owned
The SCO Group (Deutschland) GmbH	Germany	Wholly owned
The SCO Group (France) Sarl	France	Wholly owned
SCO Software (India) Private Ltd.	India	Wholly owned